EXHIBIT 12.2

AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,	Years Ended December 31,

	2009	2008	2007	2006	2005

Earnings:
Pretax income from continuing operations	$1,880	$3,581	$5,694	$5,152	$3,979
Interest expense	1,645	3,628	4,525	3,258	2,415
Other adjustments	85	144	143	139	150

Total earnings (a)	$3,610	$7,353	$10,362	$8,549	$6,544

Fixed charges:
Interest expense	$1,645	$3,628	$4,525	$3,258	$2,415
Other adjustments	79	114	106	106	151

Total fixed charges (b)	$1,724	$3,742	$4,631	$3,364	$2,566

Ratio of earnings to fixed charges (a/b)	2.09	1.96	2.24	2.54	2.55

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded in accordance with GAAP governing unrecognized tax benefits. American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the non-controlling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.